No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

At its Board of Directors meeting held on May 15, 2018, Honda Motor Co., Ltd. (the “Company”) resolved to introduce a new stock compensation scheme (the “Scheme”) for Directors and Operating Officers of the Company who conduct business execution and who are residents of Japan (collectively, “Directors Etc.”), and determined to submit a proposal relating to the Scheme to the 94th Ordinary General Meeting of Shareholders scheduled to be held on June 14, 2018 (the “Shareholders Meeting”).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 15, 2018

[Translation]

May 15, 2018

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice Regarding Introduction of

New Stock Compensation Scheme for Directors Etc.

At its Board of Directors meeting held today, Honda Motor Co., Ltd. (the “Company”) resolved to introduce a new stock compensation scheme (the “Scheme”) for Directors and Operating Officers of the Company who conduct business execution and who are residents of Japan (collectively, “Directors Etc.”), and determined to submit a proposal relating to the Scheme to the 94th Ordinary General Meeting of Shareholders scheduled to be held on June 14, 2018 (the “Shareholders Meeting”).

Particulars

1.	Purpose, etc. of introduction of the Scheme

(1)

The Company will introduce the Scheme for Directors Etc. for the purpose of further enhancing their attitude of contributing toward the sustained improvement of corporate value of the Company in the medium to long term as well as seeking for the sharing of common interests with shareholders.

(2)	The introduction of the Scheme is subject to obtaining approval at the Shareholders Meeting.

(3)

The Scheme is a stock compensation scheme that uses a “BIP (Board Incentive Plan) trust” (a “BIP Trust”). A BIP Trust is a scheme where, in the same way as performance share and restricted stock schemes in the U.S., shares in the Company and money (“Company Shares Etc.”) are delivered and paid (“Delivered Etc.” or “Delivery Etc.”) to Directors Etc. in accordance with their positions and the degree of growth in management indicators of the Company such as performance and corporate value.

2.	Structure of BIP Trust

①

The Company will introduce the Scheme on the condition that a resolution approving the amount and details of the compensation for Directors Etc. pertaining to the Scheme is passed at the Shareholders Meeting.

②	By a resolution of the Board of Directors, the Company will establish share delivery rules as the compensation rules relating to the Scheme.
③

The Company will entrust money within the scope prescribed in the approval resolution of the Shareholders Meeting in ① above, and create a trust whose beneficiaries are Directors Etc. who satisfy the beneficiary requirements (the “Trust”).

④

In accordance with the instructions of the trust administrator, the Trust will acquire Company shares from the stock market using the money entrusted in ③ above as the source of funds. The number of shares to be acquired by the Trust shall be within the scope prescribed in the approval resolution of the Shareholders Meeting in ① above.

⑤	Dividends on Company shares held by the Trust shall be paid in the same manner as for other Company shares.
⑥	For the duration of the trust period, voting rights may not be exercised in respect of the Company shares held by the Trust.
⑦

During the trust period, the beneficiaries (i) shall, in accordance with the share delivery rules of the Company, be granted a certain number of points and, in principle three years after such granting of points, receive delivery of Company shares corresponding to a certain percentage of the number of points, and (ii) shall, in accordance with the provisions of the trust agreement, receive money in an amount equivalent to the conversion proceeds obtained by converting within the Trust the Company shares corresponding to the number of remaining points.

Also, any dividends paid in respect of the Company shares held by the Trust shall be paid to the beneficiaries in proportion to the number of Company shares (including shares that will be subject to conversion) that were Delivered Etc. by the Trust.

⑧

If the Trust will continue to be used for the Scheme or for a stock compensation scheme similar to the Scheme, any remaining shares at the time of expiration of the trust period will be Delivered Etc. to the Directors Etc. by amending the trust agreement and entrusting additional amounts to the Trust. If the Trust will be terminated due to expiration of the trust period, as a measure of returning value to shareholders, the Trust will transfer such remaining shares to the Company for no consideration and the Company will cancel such shares by a resolution of the Board of Directors.

⑨

If the Trust will continue to be used after the expiration of the trust period, any remaining amounts of dividends pertaining to the Company shares held by the Trust at the time of such expiration shall be utilized as funds for acquiring Company shares, and if the Trust will be terminated due to expiration of the trust period, any portion of such remaining amounts of dividends that exceeds the trust expenses reserve (meaning the reserve for the trust fees and trust expenses, etc., which is the amount obtained after deducting the share acquisition funds from the trust money; the same applies hereinafter) is planned to be donated to organizations in which the Company and the Directors Etc. do not have any interests.

Note:

In cases such as where, during the trust period, the possibility arises that the number of Company shares held by the Trust will be less than the number of Company shares corresponding to the number of Share Delivery Points (as defined in 3.(4) below; the same applies hereinafter) prescribed in respect of Directors Etc. during the trust period, or the possibility arises that the money in the trust assets will be insufficient to pay the trust fees and trust expenses, the Company may additionally entrust money to the Trust within the scope of the upper limit of trust money stated in 3.(6) below.

3.	Details of the Scheme

(1)	Resolution of Shareholders Meeting pertaining to introduction of the Scheme

At the Shareholders Meeting, the upper limit of the trust money to be contributed to the Trust, the upper limit of the total number of Company Shares Etc. to be Delivered Etc. to the Directors Etc. and other necessary matters will be resolved. If the Trust is continued in the case stated in the second paragraph of (3) below, it will be decided by a resolution of the Board of Directors to amend the trust agreement and make additional contributions to the Trust at the time of expiration of the trust period.

(2)	Persons eligible for the Scheme (beneficiary requirements)

Directors Etc. may receive Delivery Etc. from the Trust of the Company Shares Etc. corresponding to the number of Share Delivery Points, on condition that they satisfy the beneficiary requirements mentioned below.

The beneficiary requirements are as follows.

(i)	The person is a Director Etc. (including persons who newly become Directors Etc. on or after the start date of the Scheme);

(ii)

The person has not left office for personal reasons (excluding cases of leaving office for personal reasons due to unavoidable reasons such as injury and illness) and has not resigned or been removed from office due to circumstances such as engaging in certain acts of misconduct or material violations of duties or internal rules; and

(iii)

The person fulfills any other requirements prescribed in the trust agreement or the share delivery rules as being deemed necessary in order to achieve the purpose of the Scheme as a stock compensation scheme.

(3)	Trust period

The trust period shall be a period of approximately three years, from August 2018 (scheduled) to August 2021 (scheduled).

At the time of expiration of the trust period, the trust period of the Trust may be extended for a period of time equal to the initial trust period (a period of three years) by amending the trust agreement and entrusting additional amounts to the Trust. In this case, for each extended trust period, the Company shall contribute money that will be the source of funds for the compensation for Directors Etc. within the scope for which approval is obtained at the Shareholders Meeting, and will continue to grant points to Directors Etc. during the extended trust period.

However, if in the case of making such additional contributions there are any Company shares (other than the Company shares corresponding to the Share Delivery Points granted to the Directors Etc. but not yet delivered) or any money remaining in the trust assets (collectively, the “Remaining Shares Etc.”) on the last day of the trust period before the extension, the total amount of (i) the amount of Remaining Shares Etc. and (ii) the money to be additionally contributed, shall be within the scope of the upper limit of money for which approval was obtained at the Shareholders Meeting. Such trust period may be extended thereafter in the same way.

Also, if the trust agreement is not amended and no additional amounts are entrusted to the Trust at the time of expiration of the trust period, no points will be granted to the Directors Etc. thereafter. However, if there are any Directors Etc. in office who may potentially satisfy the beneficiary requirements at such time, the trust period of the Trust may be extended until the completion of the Delivery Etc. of Company Shares Etc. to such Directors Etc.

(4)	Company Shares Etc. to be Delivered Etc. to Directors Etc.

In July of each year, the Company shall grant Directors Etc. base points determined in accordance with their positions, and in around June of the year that is three years after the base points were granted (or if a Director Etc. leaves office or passes away before that period of time has elapsed, at such time), the Company shall determine the number of shares to be delivered (including shares subject to conversion) in accordance with the number of points calculated by multiplying the base points by the performance coefficient (the “Share Delivery Points”). The number of Company shares per one point is one share. However, if a stock split, stock consolidation or the like is conducted with respect to Company shares during the trust period, the number of Share Delivery Points and the upper limit of the number of shares for delivery set out below in (6) will be adjusted in line with the ratio of the stock split, stock consolidation or the like.

Formula for calculation of base points:

Base points = base amount of stock compensation by position (see Note 1) / the average of closing prices for Company shares on the Tokyo Stock Exchange for July 2018 (or if the Trust is continued, for the March that immediately precedes the month in which the extension date of the Trust falls)

Formula for calculating Share Delivery Points:

Share Delivery Points = base points × performance coefficient (see Note 2)

(Note 1)

“Base amount of stock compensation by position” will be determined by taking into consideration factors such as work responsibilities and duties, and the ratio of monetary compensation and stock compensation as a proportion of all compensation for Directors Etc.

(Note 2)

The performance coefficient shall be determined within the range of 50%-150% in accordance with the degree of growth in financial indicators, such as consolidated operating profit margin, and in non-financial indicators, such as brand value and ESG (environmental, social and governance) consideration, of the Company for the three consecutive fiscal years (the “Target Period”) counting from the fiscal year in which the granting date of the base points falls. If a Director Etc. leaves office or passes away before the date on which the Target Period expires, the performance coefficient shall be set at 100%.

(5)	Method and timing of Delivery Etc. of Company Shares Etc.

Promptly after the determination of the Share Delivery Points in principle (after three years have passed from the granting of the base points; or, if a Director Etc. leaves office before such period passes, at such time), the Shares Etc. corresponding to the Share Delivery Points of each Director Etc. who satisfies the beneficiary requirements stated in (2) above shall be Delivered Etc. by performing the prescribed beneficiary determination procedures. In this case, Company shares corresponding to 50% of the number of Share Delivery Points (after truncating any shares less than one unit) will be delivered, and the Company shares corresponding to the remaining number of Share Delivery Points will be converted within the Trust and an amount of money equivalent to the conversion proceeds will be paid.

If a Director Etc. who satisfies the beneficiary requirements passes away before the date on which the Target Period expires, all the Company shares corresponding to the number of Share Delivery Points as of such time shall be converted into money within the Trust and such money will be paid to the heirs of such Director Etc.

Directors Etc. shall continue to hold the Company shares delivered by the Trust during their term of office and further for a period of one year after they leave office.

(6)	Upper limit of trust money to be contributed to the Trust and upper limit of number of Company shares (including shares that will be subject to conversion) to be Delivered Etc. by the Trust

The upper limit of the amount of trust money that the Company may contribute to the Trust in each trust period (approximately three years) shall be 3,910 million yen (which is the total amount of (i) the funds for acquisition of shares by the Trust during the trust period and (ii) the trust fees and trust expenses).

Also, the upper limit of the total number of Company shares to be Delivered Etc. to the Directors Etc. by the Trust (the total for the three fiscal years) pursuant to (5) above (including shares that will be subject to conversion) shall be 1,310,000 shares.

Note:

Such upper limit of the number of shares to be delivered has been set based on the upper limit of trust money as stated above and by reference to factors such as the current share price of Company shares.

(7)	Method of acquisition of Company shares by the Trust

The initial acquisition of Company shares by the Trust is scheduled to be an acquisition from the stock market within the scope of the funds for acquisition of shares and the upper limit of the number of shares to be delivered stated in (6) above.

(8)	Execution of voting rights relating to Company shares held by the Trust

In order to secure neutrality in the management of the Company, voting rights in respect of Company shares held by the Trust (meaning Company shares before Delivery Etc. to the Directors Etc.) may not be exercised during the trust period.

(9)	Handling of dividends pertaining to Company shares held by the Trust

In the light of the fact that the Delivery Etc. of Company Shares Etc. will occur three years after the granting of the base points, in order to further enhance the attitude of Directors Etc. of contributing toward the sustained improvement of corporate value of the Company in the medium to long term, dividends received by the Trust will, in addition to being applied to the trust fees and trust expenses of the Trust, be paid to the beneficiaries together with the Shares Etc. that are Delivered Etc. under (5) above, in proportion to the number of Company shares (including shares that will be subject to conversion) that are Delivered Etc. by the Trust.

(10)	Handling of remaining shares and remaining dividends at time of expiration of trust period

If the Trust will continue to be used for the Scheme or for a stock compensation scheme similar to the Scheme, any remaining shares at the time of expiration of the trust period will be Delivered Etc. to the Directors Etc. If the Trust will be terminated due to expiration of the trust period, as a measure of returning value to shareholders, the Trust will transfer such remaining shares to the Company for no consideration and the Company will cancel such shares by a resolution of the Board of Directors.

Also, if the Trust will continue to be used after the expiration of the trust period, any remaining amounts of dividends pertaining to the Company shares held by the Trust at the time of such expiration shall be utilized as funds for acquiring Company shares, and if the Trust will be terminated due to expiration of the trust period, any portion of such remaining amounts of dividends that exceeds the trust expenses reserve is planned to be donated to organizations in which the Company and the Directors Etc. do not have any interests.

Reference information

Content of trust agreement

(1)	Type of trust	An individually-operated specified trust of money other than cash trust (third party beneficiary trust)
(2)	Purpose of trust	To further enhance the attitude of Directors Etc. of contributing toward the sustained improvement of corporate value of the Company in the medium to long term
(3)	Trustor	The Company
(4)	Trustee	Mitsubishi UFJ Trust and Banking Corporation (scheduled) (Joint trustee: The Master Trust Bank of Japan, Ltd. (scheduled))
(5)	Beneficiaries	Directors Etc. who satisfy the beneficiary requirements
(6)	Trust administrator	A third party which has no interests in the Company (a certified public accountant)
(7)	Date of trust agreement	August 20, 2018 (scheduled)
(8)	Period of trust	From August 20, 2018 (scheduled) to August 31, 2021 (scheduled)
(9)	Date of commencement of the scheme	August 20, 2018 (scheduled)
(10)	Exercise of voting rights of Company shares	None
(11)	Class of shares acquired	Common shares of the Company
(12)	Amount of trust money	2,410 million yen (scheduled) (including trust fees and trust expenses)
(13)	Timing of acquisition of shares

From August 22, 2018 (scheduled) to August 31, 2018 (scheduled)

(excluding the period from the fifth business day before the last day of each accounting period (including fiscal quarters) to the last day of such accounting period)

(14)	Method of acquisition of shares	Acquisition from stock market
(15)	Holder of vested rights	The Company
(16)	Residual assets	The residual assets able to be received by the Company as holder of vested rights shall be within the scope of the trust expenses reserve

Details of administrative work related to trusts and shares

(1)	Administrative work related to trusts	Mitsubishi UFJ Trust and Banking Corporation is scheduled to be the trustee of the Trust and to perform administrative work related to trusts.
(2)	Administrative work related to shares	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. is scheduled to perform administrative work related to the delivery of Company shares to beneficiaries pursuant to a service agreement.

End